UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c) and (d) and
Amendments Thereto Filed Pursuant to § 240.13d-2.

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Agria Corporation
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
G41088 108
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. This Amendment No. 2 to Schedule 13G is deemed to amend the Schedule 13G filed with the Securities and Exchange Commission on February 13, 2009.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G41088 108	Page	2	of	8

1	NAME OF REPORTING PERSONS Guanglin Lai

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Singapore

	5	SOLE VOTING POWER

NUMBER OF		48,522,000 ordinary shares. Brothers Capital Limited and Morgan Finanz Capital Limited may also be deemed to have sole voting power with respect to 48,522,000 ordinary shares and 31,076,750 ordinary shares, respectively. (See Item 4)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH:		48,522,000 ordinary shares. Brothers Capital Limited and Morgan Finanz Capital Limited may also be deemed to have sole dispositive power with respect to 48,522,000 ordinary shares and 31,076,750 ordinary shares, respectively. (See Item 4)

	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

48,522,000 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

38.8%

12	TYPE OF REPORTING PERSON

IN

CUSIP No.	G41088 108	Page	3	of	8

1	NAME OF REPORTING PERSONS Brothers Capital Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		48,522,000[1] ordinary shares. Guanglin Lai and Morgan Finanz Capital Limited may also be deemed to have sole voting power with respect to 48,522,000 ordinary shares and 31,076,750 ordinary shares, respectively. (See Item 4)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH:		48,522,000[1] ordinary shares. Guanglin Lai and Morgan Finanz Capital Limited may also be deemed to have sole dispositive power with respect to 48,522,000 ordinary shares and 31,076,750 ordinary shares, respectively. (See Item 4)

	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

48,522,000 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

38.8%

12	TYPE OF REPORTING PERSON

CO
1 Including (1) 17,445,250 ordinary shares of the issuer directly held by Brothers Capital Limited, and (2) 31,076,750 ordinary shares of the issuer directly held by Morgan Finanz Capital Limited that may be deemed to be beneficially owned by Brothers Capital Limited.

CUSIP No.	G41088 108	Page	4	of	8

1	NAME OF REPORTING PERSONS Morgan Finanz Capital Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		31,076,750 ordinary shares. Each of Guanglin Lai and Brothers Capital Limited may be deemed to have sole voting power with respect to the above shares. (See Item 4)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH REPORTING PERSON WITH:	7	SOLE DISPOSITIVE POWER

31,076,750 ordinary shares. Each of Guanglin Lai and Brothers Capital Limited may be deemed to have sole dispositive power with respect to the above shares. (See Item 4)

	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

31,076,750 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

24.8%

12	TYPE OF REPORTING PERSON

CO

CUSIP No.	G41088 108	Page	5	of	8

Item 1(a).	Name of Issuer:

Agria Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

21/F Tower B, PingAn International Finance Center 1-3 Xinyuan South Road, Chaoyang District Beijing 100027 People’s Republic of China

Item 2(a).	Name of Person Filing:

Guanglin Lai Brothers Capital Limited Morgan Finanz Capital Limited

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Guanglin Lai Agria Corporation 21/F Tower B, PingAn International Finance Center 1-3 Xinyuan South Road, Chaoyang District Beijing 100027 People’s Republic of China

Brothers Capital Limited
Morgan Finanz Capital Limited
c/o Guanglin Lai
Agria Corporation
21/F Tower B, PingAn International Finance Center
1-3 Xinyuan South Road, Chaoyang District
Beijing 100027
People’s Republic of China

Item 2(c).	Citizenship:

Guanglin Lai — Singapore

Brothers Capital Limited — British Virgin Islands

Morgan Finanz Capital Limited — British Virgin Islands

Item 2(d).	Title of Class of Securities:

Ordinary Shares

CUSIP No.	G41088 108	Page	6	of	8

Item 2(e).	CUSIP Number:

G41088 108

Item 3.	Not Applicable

Item 4.	Ownership:

The following information with respect to the ownership of the ordinary shares of the issuer by each of the reporting persons is provided as of December 31, 2009:

				Shared	Sole power to
			Sole power	power to	dispose or to	Shared power
	Amount		to vote or	vote or to	direct the	to dispose or to
	beneficially	Percent	direct the	direct	disposition	direct the
Reporting Person	owned:	of class:	vote:	the vote:	of:	disposition of:
Guanglin Lai	48,522,000	38.8%	48,522,000	0	48,522,000	0

Brothers Capital Limited	48,522,000	38.8%	48,522,000	0	48,522,000	0

Morgan Finanz Capital Limited	31,076,750	24.8%	31,076,750	0	31,076,750	0

Brothers Capital Limited, a British Virgin Islands company, is the record owner of 17,445,250 ordinary shares of the issuer. Morgan Finanz Capital Limited, a British Virgin Islands company, is the record owner of 31,076,750 ordinary shares of the issuer. Morgan Finanz Capital Limited is wholly owned by Brothers Capital Limited, which in turn is wholly owned by Mr. Guanglin Lai. Mr. Guanglin Lai is the sole director of both Brothers Capital Limited and Morgan Finanz Capital Limited. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Brothers Capital Limited may be deemed to beneficially own all of the shares held by Morgan Finanz Capital Limited, and Mr. Guanglin Lai may be deemed to beneficially own all of the shares held by Brothers Capital Limited and Morgan Finanz Capital Limited.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

CUSIP No.	G41088 108	Page	7	of	8

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

CUSIP No.	G41088 108	Page	8	of	8
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 10, 2010

Guanglin Lai	/s/ Guanglin Lai
Guanglin Lai

Brothers Capital Limited	By:	/s/ Guanglin Lai
		Name:	Guanglin Lai
		Title:	Director

Morgan Finanz Capital Limited	By:	/s/ Guanglin Lai
		Name:	Guanglin Lai
		Title:	Director

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement